EXHIBIT 1

INCREDIMAIL INCREASES 2009 GUIDANCE;
$27 MILLION TOP-LINE AND $11 MILLION OPERATING INCOME

– IncrediMail will release financial results for the third quarter of 2009 on November 12 –

TEL AVIV, ISRAEL – November 2, 2009 – IncrediMail Ltd. (NASDAQ: MAIL, www.incredimail-corp.com), an Internet company, today announced that it is further again increasing its 2009 performance guidance.

The Company currently expects revenues of approximately $27 million, with an operating income margin of 40%, or approximately $11 million in operating income in 2009, as compared to revenues of approximately $22 million and $0.2 million in operating income in 2008.

The continued increase in expected revenues is driven by the growth in search generated revenues. IncrediMail’s expected increased profitability and higher bottom-line guidance, is a result of anticipated increasing revenues and effective cost management, maintaining an operating income margin of above 40%.

Commenting on the new guidance, Mr. Ofer Adler, Chief Executive Officer of IncrediMail, said, “We have begun compiling our financials for the recently completed third quarter and now believe the third quarter to be at the top of the range of our original expectations. With the anticipated growth in revenues and profitability in the fourth quarter, we are able to further increase our goals for 2009.”

Commenting on the $3.8 million dividend announced August 31st, Mr. Yacov Kaufman, Chief Financial Officer of IncrediMail said, “Although the process for distributing the dividend commenced immediately upon our announcement in August, we still have not received the requisite pre-ruling from the Israeli Tax Authority. We are not aware of any issues prohibiting us from completing the process and hope it will not take much longer. We plan to announce the record and distribution date as soon as we receive this pre-ruling.”

IncrediMail plans to release its financial results for the third quarter of 2009, on Thursday, November 12, 2009 prior to the opening of the market. Management will host a conference call to discuss the results at 9:30 AM ET that day.

We invite all those interested in participating in the call to dial 1-(888)-668-9141. Callers from Israel may access the call by dialing (03) 918-0650. Participants may also access a live webcast of the conference call through the Investor Relations section of IncrediMail’s website at www.incredimail-corp.com. The webcast will be archived on the Company’s website for seven days.

About IncrediMail Ltd.
IncrediMail Ltd. (NASDAQ: MAIL) is an internet company that develops customized, downloadable graphic consumer applications used to generate search related revenues and designs, markets and delivers high end personal desktop software. The company’s award winning e-mail client product, IncrediMail Premium, is sold in over 100 countries in 10 different languages. Other products include, HiYo a graphic add-on to instant messaging software, Magentic, a wallpaper and screensaver software, and PhotoJoy, software for presenting digital personal photos.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of the Company. The words “believe,” “expect,” “anticipate,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of the Company with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in the markets in which the Company operates and in general economic and business conditions, loss of key customers and unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, both referenced and not referenced in this press release. Various risks and uncertainties may affect the Company and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time. The Company does not assume any obligation to update these forward-looking statements.

Contact Information
For further information please contact:

Jeff Holzmann
IncrediMail NY, President
Jeff@IncrediMail.com

Todd Fromer / Marybeth Csaby
KCSA Strategic Communications
(212) 896-1215 / 212-896-1236
tfromer@kcsa.com/ mcsaby@kcsa.com